Exhibit II

August 12, 2022

LETTER TO THE LIMITED PARTNERS OF CAPITAL PRODUCT PARTNERS L.P.

Enclosed are (i) a Notice of the Annual Meeting of the Limited Partners of Capital Product Partners L.P. (the “Company”) which will be held at 3 Iassonos Str., 18 537 Piraeus, Greece, on September 22, 2022 at 11:30 a.m. (the “Annual Meeting”), (ii) the Company’s Proxy Statement in connection with the Annual Meeting, and (iii) the Company’s Annual Report on Form 20-F that accompanies the Proxy Statement.

At this Annual Meeting, the Limited Partners of the Company will consider and vote upon the following proposals:

1.	To elect one Class III Director of the Company to serve until the 2025 Annual Meeting of Limited Partners (“Proposal One”);

2.	To elect a second Class III Director of the Company to serve until the 2025 Annual Meeting of Limited Partners (“Proposal Two”);

3.

To consider and vote upon a proposal to ratify the appointment of Deloitte Certified Public Accountants S.A. as our independent registered public accounting firm for the fiscal year ending December 31, 2022 (“Proposal Three”);

4.	To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

Adoption of each of Proposal One and Proposal Two requires the affirmative vote of a plurality of the common units represented in person or by proxy at the Annual Meeting, excluding common units owned by Capital Maritime & Trading Corp. or its affiliates.

Adoption of Proposal Three requires the affirmative vote of a majority of the votes cast by holders of the common units.

You are cordially invited to attend the Annual Meeting in person. If you attend the Annual Meeting, you may revoke your proxy and vote your units in person.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY LIMITED PARTNER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours, Gerasimos (Jerry) Kalogiratos
Chief Executive Officer of Capital GP L.L.C.

CAPITAL PRODUCT PARTNERS L.P.

NOTICE OF ANNUAL MEETING OF LIMITED PARTNERS

August 12, 2022

NOTICE IS HEREBY given that the Annual Meeting of the Limited Partners of Capital Product Partners L.P. (the “Company”) will be held at 3 Iassonos Str., 18 537 Piraeus, Greece, on September 22, 2022, at 11:30 a.m. (the “Annual Meeting”) for the following purposes, of which items 1, 2 and 3 are more completely set forth in the accompanying Proxy Statement:

1.	To elect one Class III Director of the Company to serve until the 2025 Annual Meeting of Limited Partners (“Proposal One”);

2.	To elect a second Class III Director of the Company to serve until the 2025 Annual Meeting of Limited Partners (“Proposal Two”);

3.

To consider and vote upon a proposal to ratify the appointment of Deloitte Certified Public Accountants S.A. as our independent registered public accounting firm for the fiscal year ending December 31, 2022 (“Proposal Three”);

4.	To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

The Board of Directors has fixed the close of business on July 26, 2022, as the record date for the determination of the Limited Partners entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY LIMITED PARTNER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the Annual Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Gerasimos (Jerry) Kalogiratos

Chief Executive Officer of Capital GP L.L.C.

CAPITAL PRODUCT PARTNERS L.P.

ANNUAL MEETING OF LIMITED PARTNERS TO BE HELD ON SEPTEMBER 22, 2022

PROXY STATEMENT TIME, DATE AND PLACE OF ANNUAL MEETING

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (the “Board of Directors”) of Capital Product Partners L.P., a limited partnership organized under the laws of the Republic of the Marshall Islands (the “Partnership”, “CPLP”, “us”, “our” or “we”), of proxies from our limited partners (the “Limited Partners”), for use at our Annual Meeting of Limited Partners (the “Annual Meeting”) to be held at our principal executive offices at 3 Iassonos Str., 18 537 Piraeus, Greece, at 11:30 am Greek time, on September 22, 2022 and at any adjournments or postponements thereof, pursuant to the enclosed Notice of Annual Meeting.

The date this Proxy Statement is being sent to the Limited Partners is August 12, 2022. You should review the information provided herein in conjunction with our Annual Report for the year ended December 31, 2021, which accompanies this Proxy Statement. Our principal executive offices are located at 3 Iassonos Str., 18 537 Piraeus, Greece, and our telephone number is +30 210 458 4950.

INFORMATION CONCERNING PROXY

The enclosed proxy is solicited on behalf of our Board of Directors. The giving of a proxy does not preclude the right to vote in person should any Limited Partner giving the proxy so desire. Limited Partners have an unconditional right to revoke their proxy at any time prior to the exercise thereof, either in person at the Annual Meeting or by filing at our headquarters a written notice of revocation or a duly executed proxy bearing a later date; no such revocation will be effective, however, until written notice of the revocation or a duly executed proxy bearing a later date is received by us at or prior to the Annual Meeting.

The cost of preparing, assembling and mailing this Proxy Statement and the accompanying Annual Report, the Notice of Annual Meeting and the enclosed proxy is to be borne by us. In addition to the use of mail, our directors and officers of our General Partner may solicit proxies personally, by telephone, electronically or by other means of communication. These directors and officers will receive no compensation for soliciting proxies (other than their regular compensation). We may request banks, brokers and other custodians, nominees and fiduciaries to forward copies of the proxy materials to their principals and to request authority for the execution of proxies. We will reimburse such persons for their expenses in doing so. In addition, we have engaged Morrow Sodali LLC, 333 Ludlow Street, South Tower, Stamford, CT 06902, as our proxy solicitor to help us solicit proxies from brokers, banks or other nominees. We will pay Morrow Sodali LLC a fee of $3,000.00, plus any costs and expenses, for consultation services and solicitation of proxies from brokers, banks and nominees and a charge of $6.50 per record holder or non- objecting beneficial owner for the solicitation of proxies from such holder or beneficial owner.

Copies of proxy materials for the Annual Meeting will also be available on the Partnership’s website at www.capitalpplp.com.

PURPOSES OF THE ANNUAL MEETING

At the Annual Meeting, our Limited Partners will consider and vote upon the following matters:

1.	To elect one Class III Director of the Partnership to serve until the 2025 Annual Meeting of Limited Partners (“Proposal One”);

2.	To elect a second Class III Director of the Partnership to serve until the 2025 Annual Meeting of Limited Partners (“Proposal Two”);

3.

To consider and vote upon a proposal to ratify the appointment of Deloitte Certified Public Accountants S.A. as our independent registered public accounting firm for the fiscal year ending December 31, 2022 (“Proposal Three”); and

4.	To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

Unless contrary instructions are indicated on your proxy, all common units of the Partnership (“Common Units”) represented by valid proxies received pursuant to this solicitation (and which have not been revoked in accordance with the procedures set forth herein) will be voted (a) for the election of the nominees for directors named below and (b) in favor of all other proposals described in the Notice of Annual Meeting. The Board of Directors knows of no other business that may properly come before the Annual Meeting; however, if other matters properly come before the Annual Meeting, it is intended that the persons named in the proxy will vote thereon in accordance with their best judgment. In the event a unitholder specifies a different choice by means of the unitholder’s proxy, the unitholder’s units will be voted in accordance with the specification so made.

OUTSTANDING VOTING SECURITIES AND VOTING RIGHTS

Our Board of Directors previously set the close of business on July 26, 2022, as the record date for determining which of our unitholders are entitled to notice of, and to vote at, the Annual Meeting. As of the record date, there were 19,936,428 outstanding Common Units that are entitled to be voted at the Annual Meeting. Each Common Unit is entitled to one vote on each matter submitted to Limited Partners for approval at the Annual Meeting (subject to the redistribution of voting rights for holders of 5% or more of the outstanding Common Units in accordance with the Limited Partnership Agreement, as further described in the accompanying Annual Report). Any Common Units owned by Capital Maritime & Trading Corp. (“Capital Maritime”) and its affiliates have the same rights as the Partnership’s other outstanding Common Units; provided, however, that Common Units owned by Capital Maritime and its affiliates do not vote for directors. As of July 26, 2022, Capital Maritime and its affiliates owned 5,228,853 of our Common Units. The Annual Meeting will be subject to the following quorum and voting requirements:

•

The attendance, in person or by proxy, of one or more Limited Partners holding at least a majority of the total voting rights of the Partnership at the Annual Meeting shall constitute a quorum; provided, however, that if the Annual Meeting has been adjourned twice due the absence of quorum, the holders of 25% of the total voting rights of the Partnership and which are represented in person or by proxy shall constitute a quorum for the purposes of such meeting.

•

The affirmative vote of a plurality of the Common Units represented in person or by proxy at the Annual Meeting, excluding Common Units owned by Capital Maritime or its affiliates, will be required for the election of the Class III Directors nominees.

•	The affirmative vote of a majority of the votes cast by holders of the Common Units will be required to approve the ratification of the appointment of our auditors.

If less than a majority of the outstanding Common Units entitled to vote is represented at the Annual Meeting, a majority of the Common Units so represented may adjourn the Annual Meeting to another date, time or place, and notice need not be given of the new date, time or place if the new date, time or place is announced at the meeting before an adjournment is taken, unless such adjournment shall be for more than 45 days, in which event notice shall be given to all unitholders for which the meeting is proposed.

Prior to the Annual Meeting, we will select one or more inspectors of election for the meeting. Such inspector(s) shall determine the number of Common Units represented at the meeting, the existence of a quorum and the validity and effect of proxies, and shall receive, count and tabulate ballots and votes and determine the results thereof.

Your vote is important:

•

Abstentions will be considered as units present and entitled to vote at the Annual Meeting and will be counted as votes cast at the Annual Meeting, but will not be counted as votes cast for or against any given matter.

•

If your Common Units are held in street name through a bank or broker, your bank or broker may vote your units under certain circumstances if you do not provide voting instructions before the Annual Meeting, in accordance with New York Stock Exchange rules that govern the banks and brokers. These circumstances include “routine matters”, such as the ratification of the appointment of our independent registered public accounting firm described in this Proxy Statement. Thus, if you do not vote your Common Units with respect to this matter, your bank or broker may vote your Common Units on your behalf or leave your Common Units unvoted.

•

The election of directors is not considered a “routine matter”. Thus, if you do not vote your Common Units with respect to this matter, your bank or broker may not vote your Common Units, and your Common Units will be left unvoted on the matter.

“Broker non-votes” occur when Common Units represented by proxies received from a bank or broker are not voted on a matter because the bank or broker did not receive voting instructions from the bank or broker’s customer. Broker non-votes will be treated the same as abstentions, which means the Common Units will be deemed to be present at the Annual Meeting for purposes of determining whether a quorum exists provided that the Common Units have been voted on at least one matter. In tabulating the votes for any particular proposal, Common Units that constitute broker non-votes or abstentions are not considered units present and entitled to vote with respect to the matter on which the broker has not voted or the abstention has been received. Thus, abstentions and broker non-votes will not have an effect on such matter because they will not be counted as votes cast.

INTERNET AVAILABILITY FOR VOTING

Following receipt of your proxy card, you may vote your Common Units by accessing www.proxyvote.com.

PROPOSAL 1: ELECTION OF CLASS III DIRECTOR

Our Limited Partnership Agreement provides that the Board of Directors shall consist of eight individuals, three of whom shall be appointed by our general partner, Capital GP L.L.C. (the “General Partner”), and five of whom shall be elected by holders of our Common Units, excluding Common Units owned by Capital Maritime and its affiliates. Our Limited Partnership Agreement further provides that the elected directors shall be divided into three classes. Each class of directors serves a staggered three-year term.

The Board of Directors has nominated Keith Forman, a Class III Director, for re-election as a director whose term would expire at the 2025 Annual Meeting. The Board of Directors has further resolved that subject to his re-election as Class III Director at the Annual Meeting, Mr. Forman will continue to serve as Chairman of the Board of Directors and as a member of our audit committee, conflicts committee and compensation committee.

The accompanying form of proxy, when properly executed and returned to the Partnership, will be voted FOR the election as director of the person named below, unless the proxy contains contrary instructions. Management has no reason to believe that the nominee is unable or unwilling to serve if elected. If the nominee should become unable or unwilling to serve as a director, however, the proxy will be voted for the election of such other person as shall be designated by the Board of Directors.

Nominee

The person nominated as director is as follows:

Name	Age	Position with the Partnership	Term Expires
Keith Forman	64	Class III Director	2025 Annual Meeting

Keith Forman, Director and Chairman of the Board.

Mr. Forman is the chairman of our board of directors and a member of our conflicts committee, audit committee and compensation committee. Mr. Forman joined our board on April 3, 2007. In July 2022, Mr. Forman became a senior advisor to Kayne Anderson Capital Advisors, on issues related to the global energy transition. In January 2020, Mr. Forman began a fellowship at Harvard University’s Advanced Leadership Initiative which ended on December 31, 2021. Mr. Forman has held a number of executive, director and advisory positions at investment companies and master limited partnerships throughout his career. Mr. Forman was a senior advisor to Industry Funds Management, an Australian fund manager investing in infrastructure projects worldwide. Between December 2014 and December 2017, Mr. Forman served as president and chief executive officer of the now discontinued Rentech, Inc. Mr. Forman also served as a director of the general partner of CVR Partners between April 2016 and April 2017. Between November 2007 and March 2010, Mr. Forman was a partner and chief financial officer of Crestwood Midstream Partners, a private equity-backed investment partnership active in the midstream energy market. Prior to his tenure at Crestwood, Mr. Forman was senior vice president, finance for El Paso Corporation, vice president of El Paso Field Services, and from 1992 to 2003, chief financial officer of GulfTerra Energy Partners L.P., a publicly traded master limited partnership. Mr. Forman holds a B.A. degree in economics and political science from Vanderbilt University.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE NOMINEE FOR ELECTION AS DIRECTOR.

PROPOSAL 2: ELECTION OF CLASS III DIRECTOR

In addition to the nomination of Mr. Forman as Class III Director, the Board of Directors has nominated Eleni Tsoukala , a Class III Director, for re-election as a director whose term would expire at the 2025 Annual Meeting. The Board of Directors has further resolved that subject to her re-election as Class III Director at the Annual Meeting, Ms. Tsoukala will continue to serve as a member of our audit committee, conflicts committee and compensation committee.

The accompanying form of proxy, when properly executed and returned to the Partnership, will be voted FOR the election as director of the person named below, unless the proxy contains contrary instructions. Management has no reason to believe that the nominee is unable or unwilling to serve if elected. If the nominee should become unable or unwilling to serve as a director, however, the proxy will be voted for the election of such other person as shall be designated by the Board of Directors.

Nominee

The person nominated as director is as follows:

Name	Age	Position with the Partnership	Term Expires
Eleni Tsoukala	45	Class III Director	2025 Annual Meeting

Eleni Tsoukala, Director. Ms. Tsoukala was appointed to our board of directors on February 28, 2018 and serves on our audit committee, conflicts committee and compensation committee. Ms. Tsoukala is the managing partner and founder of Tsoukala & Partners Law Firm, a leading Greek business law firm. Her legal practice includes corporate advice in cross-border and domestic transactions. Between 2004 and 2007, Ms. Tsoukala served as legal advisor to the Greek Deputy Minister of Finance. Between 2001 and 2003, Ms. Tsoukala practiced at an international law firm in London. Ms. Tsoukala holds an LL.M. degree in International Business Law from University College London and an LL.B. degree from the University of Oxford and is a qualified attorney-at-law admitted to the bar in England and Greece.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE NOMINEE FOR ELECTION AS DIRECTOR.

Management

Set forth below is certain information concerning our continuing directors who are not currently standing for election and our other executive officers who are not directors:

Name	Age	Position	Term Expires
Gerasimos (Jerry) Kalogiratos(1)	45	Director and Chief Executive Officer of our General Partner	—
Nikolaos Kalapotharakos	48	Chief Financial Officer of our General Partner	—
Spyridon Leousis	44	Chief Commercial Officer of our General Partner	—
Dimitrios Christacopoulos	51	Director	2024
Gurpal Grewal(1)	75	Director	—
Rory Hussey	70	Director	2023
Abel Rasterhoff	82	Director	2024

(1)	Appointed by our General Partner.

Gerasimos (Jerry) Kalogiratos, Director and Chief Executive Officer. Mr. Kalogiratos was appointed as the Chief Executive of our General Partner in June 2015. He has also previously served as Chief Financial Officer of our General Partner until February 28, 2018, when he was succeeded by Mr. Nikolaos Kalapotharakos. He joined our board of directors in December 2014. Mr. Kalogiratos joined Capital Maritime & Trading Corp. in 2005 and was part of the team that completed the IPO of Capital Product Partners L.P. in 2007. He has also served as Chief Financial Officer and director of NYSE-listed Crude Carriers Corp. before its merger with us in September 2011. He has over 17 years of experience in the shipping and finance industries, specializing in vessel acquisition and projects and shipping finance. Before he joined Capital Maritime, he worked in equity sales in Greece. He completed his MA in European Economics and Politics at the Humboldt University in Berlin and holds a B.A. degree in Politics, Philosophy and Economics from the University of Oxford in the United Kingdom and an Executive Finance degree from the London Business School. From March 2019 to July 2021, Mr. Kalogiratos served on the board of directors of NYSE listed Diamond S Shipping Inc.

Nikolaos Kalapotharakos, Chief Financial Officer. Mr. Kalapotharakos was appointed as Chief Financial Officer of our General Partner on February 28, 2018. Mr. Kalapotharakos joined Capital Maritime in January 2016 as deputy Chief Financial Officer. He started his professional career in 2001 at PricewaterhouseCoopers (PwC) where he served as an external auditor specializing in shipping companies until 2007 before joining Globus Maritime Limited, a Nasdaq listed owner of drybulk vessels, where he served as its financial controller until the end of 2015. Mr. Kalapotharakos holds a BSc in Economics and Social studies in Economics from the University of Wales, Aberystwyth U.K. and an MSc in Financial and Business Economics from the University of Essex U.K.

Spyridon Leousis, Chief Commercial Officer. Mr. Leousis was appointed as Chief Commercial Officer of our General Partner on January 24, 2022. Mr. Leousis brings 18 years of global experience in the LNG shipping and finance industries. He currently serves as Business Development Director of Capital Gas and has previously worked as Head of Planning and Analysis for Nakilat, the largest LNG shipowner in the world and as Senior Consultant for the Treasury of National Bank of Greece. He holds an MEng in Naval Architecture and Marine Engineering from National Technical University of Athens and an MBA from Athens University of Economics and Business.

Dimitris P. Christacopoulos, Director. Mr. Christacopoulos joined our board of directors on September 30, 2011, following our merger with NYSE-listed Crude Carriers, where he had served as a director since 2010 and he currently serves on our conflicts committee, audit committee and our compensation committee. Mr. Christacopoulos currently serves as a Partner at Octane Management Consultants. He started his professional career as an analyst in the R&D Department of a major food producer in Greece in 1992 before joining Booz Allen & Hamilton Consulting in 1995 in New York in their Operations Management Group. He subsequently joined Barclays Capital as the Associate Director for Strategic Planning in London from 1999 to 2002 at which time he became Director of Corporate Finance & Strategy at Aspis Group of Companies in Athens where he participated in the Group’s Management and Investment Committees. In 2005, he joined Fortis Bank NV/SA as a Director in the Energy, Commodities and Transportation Group and until 2010 acted as the Deputy Country Head for Greece, setting up the bank’s Greek branch and expanding its presence in ship and energy finance in the region. Mr. Christacopoulos has a diploma in chemical engineering from the National Technical University of Athens and an MBA from Columbia Business School in New York.

Gurpal Grewal, Director. Mr. Gurpal Grewal joined our board of directors on November 16, 2017. Mr. Gurpal Grewal previously served as technical director of Capital Ship Management Corp. Mr. Grewal is a chartered engineer and has over 35 years of experience in new building design, construction, and supervision of bulk carriers, tankers, LPG and LNG vessels. He previously served as technical director for both Quintana Shipping Co. and Marmaras Navigation Ltd. Between 2004 and 2008, Mr. Grewal was a member of the board of directors and conflicts committee of Quintana Maritime Co. Between June 1998 and September 2005, Mr. Grewal served as technical director and principal surveyor for Lloyd’s Register of Shipping and Industrial Services S.A. (“Lloyd’s Register”) in Greece. Mr. Grewal was also previously employed by Lloyd’s Register in London as a senior ship and engineer surveyor in the Fleet Services Department. In addition, from 1996 to 1998, Mr. Grewal served as assistant chief resident superintendent with John J. McMullen & Associates, New York, where he supervised the new building of product tankers in Spain. Prior to 1996, Mr. Grewal served for ten years as senior engineer at Lloyd’s Register supervising the construction of new building vessels in a variety of shipyards.

Rory Hussey, Director. Mr. Rory Hussey joined our board of directors on September 8, 2017 and serves on our conflicts committee, audit committee and our compensation committee. Until his retirement in 2017, Mr. Hussey served as a Managing Director of ING Bank N.V., in charge of ING’s ship finance business in Southern Europe and the Middle East. Mr. Hussey started his career with Citibank’s shipping team in 1974. He held a variety of positions within Ship Finance at Citibank and worked for 20 years in Hong Kong, New York, Taipei, and Athens. After returning to London, he headed Citi’s transportation finance syndications team. He joined ING Bank N.V. in 2001 in charge of shipping syndications before becoming head of Sales for the London Syndications team. Mr. Hussey subsequently returned to ship finance and became Managing Director of ING Bank N.V. in 2009. Mr. Hussey holds a M.Sc. (Econ) from the London School of Economics and Political Science.

Abel Rasterhoff, Director. Mr. Rasterhoff joined our board of directors on April 3, 2007. He serves on our conflicts committee and our compensation committee and has been designated as the audit committee’s financial expert. Mr. Rasterhoff joined Shell International Petroleum Maatschappij in 1967, and worked for various entities of the Shell group of companies until his retirement from Shell in 1997. From 1981 to 1984, Mr. Rasterhoff was Managing Director of Shell Tankers B.V., Vice Chairman and Chairman-elect of the Dutch Council of Shipping and a Member of the Dutch Government Advisory Committee on the North Sea. From 1991 to 1997, Mr. Rasterhoff was Director and Vice President Finance and Planning for Shell International Trading and Shipping Company Limited. During this period he also served as a Board Member of the Securities and Futures Authority (SFA) in London. From February 1998 to 2004, Mr. Rasterhoff served as a member of the executive board and as Chief Financial Officer of TUI Nederland, the largest Dutch tour operator. From February

2001 to September 2001, Mr. Rasterhoff served as a member of the executive board and as Chief Financial Officer of Connexxion, the government owned public transport company. Mr. Rasterhoff was also on the Supervisory Board of SGR and served as an advisor to the trustees of the TUI Nederland Pension Fund. Mr. Rasterhoff served on the Capital Maritime Board as the chairman of the audit committee from May 2005 until his resignation in February 2007. Mr. Rasterhoff also served as a director and audit committee member of Aegean Marine Petroleum Network Inc., a company listed on the NYSE from December 2006 to May 2012. Mr. Rasterhoff holds a graduate business degree in economics from Groningen State University.

CORPORATE GOVERNANCE Board Responsibilities, Structure and Requirements

Pursuant to our Limited Partnership Agreement, our General Partner has delegated to our Board of Directors the authority to oversee and direct our operations, management and policies on an exclusive basis, and such delegation is binding on any successor general partner of the Partnership. Our General Partner, Capital GP L.L.C. manages our day-to-day activities consistent with the policies and procedures adopted by our Board of Directors. Our General Partner is a limited liability company initially formed and controlled by Capital Maritime as sole member. In April 2019, Capital Maritime transferred all membership interests in our General Partner to Mr. Miltiadis E. Marinakis, Mr. Evangelos M. Marinakis’s son, as part of a reallocation of various shipping interests and businesses among members of the Marinakis family.

Mr. Keith Forman has been the Chairman of our Board of Directors since October 1, 2017.

Our General Partner intends to cause its officers to devote as much time as is necessary for the proper conduct of our business and affairs. Our General Partner’s Chief Executive Officer, Mr. Gerasimos (Jerry) Kalogiratos, Chief Financial Officer, Mr. Nikolaos Kalapotharakos, and Chief Commercial Officer, Mr. Spyridon Leousis allocate their time between managing our business and affairs and the business and affairs of Capital Maritime, and/or its affiliates. The amount of time they allocate between our business and their other positions varies from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses.

Meetings and Committees of the Board of Directors

Our Board of Directors and its committees meet throughout the year generally on a quarterly schedule, and hold special meetings and act by written consent from time to time as appropriate. During the fiscal year ended December 31, 2021, our Board of Directors held 16 meetings and also approved certain actions by unanimous written consents. As part of our board meetings, our independent directors meet without the non-independent directors in attendance. In addition, the board regularly holds sessions without the CEO and executive officers present. During the year ended December 31, 2021 our independent directors held three executive sessions. Our audit committee held four meetings, our conflicts committee held twelve meetings and our compensation committee held one meeting. All of our directors attended all of the meetings of the Board of Directors and the committees on which they served. We strongly encourage all directors to attend the Annual Meeting of Limited Partners, but we have no specific policy requiring attendance by directors at such meetings.

Our Board of Directors delegates various responsibilities and authority to Board committees. Committees regularly report on their activities and actions to the full Board. The committees of the Board of Directors are the audit committee, compensation committee and the conflicts committee. Our Board of Directors has determined that each member of the audit committee, compensation committee and conflicts committee, is an independent director or nominee director, as applicable, in accordance with the standards adopted by the NASDAQ Global Select Market, the U.S. Securities and Exchange Commission (the “SEC”) and any other applicable laws and regulations governing independence from time to time.

Our Board of Directors has adopted written charters for the audit, compensation and conflicts committees, as well as a Code of Business Conduct and Ethics that applies to the Partnership and all of its employees, directors, officers and agents. The charters for the audit, compensation and conflicts committees and Code of Business Conduct and Ethics are publicly available in the “Corporate Governance” section of our website at www.capitalpplp.com, and each is available in print, upon request and without charge, to any unitholder. Each of the committees has the authority to retain independent advisors and consultants, with all fees and expenses to be paid by us.

The Nasdaq Global Select Market does not require a listed limited partnership like us to establish a nominating/corporate governance committee. Due to our partnership structure and the size of our board, the Board has determined that it is appropriate for the Partnership not to have a nominating/corporate governance committee at this time.

Our full Board of Directors is responsible for overseeing the selection of persons to be nominated to serve on our Board. In connection with the selection and nomination process, the full Board of Directors considers and determines the desired experience, mix of skills and other qualities necessary to assure appropriate Board composition, taking into account the current Board members and the specific needs of the Partnership and the Board. The criteria for selecting directors includes such factors as (i) the candidate’s ability to comprehend the Partnership’s strategic goals and to help guide the Partnership towards the accomplishment of those goals; (ii) the history of the candidate in conducting his or her personal and professional affairs with the utmost integrity and observing the highest standards of values, character and ethics; (iii) the candidate’s time availability for participation at Board and committee meetings; (iv) the candidate’s judgment and business experience with related businesses or other organizations of comparable size; (v) the knowledge and skills the candidate would add to the Board and its committees, including the candidate’s knowledge of the rules and regulations of the SEC and national stock exchanges, and accounting and financial reporting requirements; (vi) the candidate’s ability to satisfy the criteria for independence established by the SEC and national stock exchanges; and (vii) the interplay of the candidate’s experience with the experience of other Board members.

Although the Partnership does not have a formal procedure, the Board will consider all candidates recommended by the Partnership’s unitholders. Due to the infrequency of nominations, the Partnership does not believe that the adoption of a formal policy for consideration of unitholder nominees is appropriate at this time.

Audit Committee

Our audit committee currently consists of Messrs. Dimitris Christacopoulos (Chair), Abel Rasterhoff, Keith Forman and Rory Hussey and Ms. Eleni Tsoukala, each of whom the Board of Directors has determined is an independent director. Mr. Rasterhoff has been designated an “Audit Committee Financial Expert” under the SEC rules. The audit committee has powers and performs the functions customarily performed by such a committee.

Our Board of Directors is responsible for the Partnership’s financial statements and internal controls. The independent auditor of the Partnership, Deloitte Certified Public Accountants S.A., reports directly to the audit committee and is responsible for performing an independent audit of the Partnership’s annual consolidated financial statements. The audit committee’s overall responsibility is to assist the Board of Directors in overseeing the quality and integrity of the accounting, auditing and financial reporting practices.

Conflicts Committee

Our conflicts committee currently consists of Messrs. Keith Forman (Chair), Dimitris Christacopoulos, Rory Hussey and Abel Rasterhoff and Ms. Eleni Tsoukala, each of whom the Board of Directors has determined is an independent director. Our conflicts committee charter provides that the members of our conflicts committee (A) may not be (a) security holders, officers or employees of our General Partner, (b) officers, directors or employees of any affiliate of our General Partner or (c) holders of any ownership interest in the Partnership other than Common Units and (B) must meet the independence standards of NASDAQ and the SEC and any other applicable laws and regulations governing independence from time to time.

Our conflicts committee reviews specific matters that our Board of Directors believes may involve conflicts of interest and determines if the resolution of the conflict of interest is fair and reasonable to us. Any matters approved by a majority of the members of our conflicts committee (a so-called “Special Approval” under the Limited Partnership Agreement) will be deemed to be permitted and approved by all holders of Common Units, and shall not constitute a breach of the Limited Partnership Agreement or of any duty stated or implied by law or equity.

Compensation Committee

The compensation committee of our board of directors is composed of the same directors constituting the audit committee and conflicts committee, being Rory Hussey (chair), Keith Forman, Abel Rasterhoff, Eleni Tsoukala and Dimitris Christacopoulos. The compensation committee reviews compensation of the members of the board of directors and has overall responsibility for approving and evaluating our compensation plans, policies and programs. The compensation committee does not review or approve the compensation of the executive officers of the General Partner of the Partnership and related executive service agreements.

Director Independence

While our Common Units are listed on the NASDAQ Global Select Market, there is no requirement that our Board of Directors be composed of a majority of independent directors.

The Board of Directors has evaluated whether each of the directors meets the independence requirements set forth in the NASDAQ listing rules and our Limited Partnership Agreement. The NASDAQ independence definition includes a series of objective tests, such as whether the director or nominee director is our employee or has engaged in various types of business dealings with us. In addition, the Board of Directors is required to make a subjective determination that no relationships exist which, in the opinion of the Board of Directors, would interfere with the exercise of the director’s independent judgment in carrying out his or her responsibilities. After reviewing the information presented to it, our Board of Directors has determined that each of Messrs. Rasterhoff, Forman, Christacopoulos and Hussey and Ms. Tsoukala is “independent” within the meaning of such rules. In making this determination, the Board of Directors reviewed and discussed information provided by Messrs. Rasterhoff, Forman, Christacopoulos and Hussey and Ms. Tsoukala with regard to their respective business and personal activities as they may relate to us, our General Partner and our General Partner’s management. Our independent directors will meet in executive session as often as necessary to fulfill their duties, but no less frequently than annually.

The Board determined that Messrs. Kalogiratos and Grewal are not independent under the NASDAQ listing rules.

Corporate Governance

The Nasdaq Global Select Market requires limited partnerships with listed units to comply with certain of its corporate governance standards. As a foreign private issuer, we are not required to comply with all of the rules that apply to listed U.S. limited partnerships. For example, in compliance with the listing rules of the Nasdaq Global Select Market, our Board of Directors amended and restated our Omnibus Plan without seeking the approval of holders of our Common Units. See “Compensation of Management and Directors—Executive Compensation.”

Although we are not required to have a majority of independent directors on our Board of Directors or to establish a compensation committee or a nominating/corporate governance committee, our Board of Directors is composed of a majority of independent directors and has established an audit committee, a conflicts committee and a compensation committee comprised solely of independent directors.

Accordingly, we have generally chosen to comply with most of the Nasdaq Global Select Market’s corporate governance rules as though we were a U.S. limited partnership and, other than as described above, we do not believe that there are at present any significant differences between our corporate governance practices and those that would typically apply to a U.S. domestic issuer that is a limited partnership under the corporate governance standards of the Nasdaq Global Select Market.

Unitholder Communications with the Board of Directors

Although our Board of Directors has not adopted a formal procedure for unitholders to communicate in writing with members of the Board of Directors, any such communications received by the Partnership will be forwarded to our Board of Directors. Because our Board of Directors meets frequently and is able to meet on short notice, the Partnership has not deemed it necessary to adopt a formal communication procedure at this time.

Code of Business Conduct and Ethics and Corporate Governance Guidelines

The Nasdaq Global Select Market does not require a listed limited partnership like us to comply with all of its corporate governance requirements. The Board, however, has adopted a Code of Business Conduct and Ethics. The Board of Directors is responsible for overseeing the Code of Business Conduct and Ethics. Among other matters, the code addresses the following matters concerning the Board and its committees:

•	Conduct relating to personal relationships, including conflicts of interest and corporate opportunities;

•	Conduct relating to confidential information, including insider trading;

•	Conduct relating to company property;

•	Conduct relating to records and accounts, including a ban on loans to employees;

•	Reporting and compliance procedures; and

•	Anti-bribery and corruption.

Our Board of Directors has adopted written charters for the audit, conflicts and compensation committees. See above “—Meetings and Committees of the Board of Directors”.

Role of the Board of Directors in Risk Oversight

Our Board of Directors and the audit committee oversee the management of the risks to which the Partnership is exposed. Risks are identified, assessed and managed on an ongoing basis by the Board of Directors and, under the Board of Director’s oversight, the officers of our General Partner, and addressed during periodic board and committee meetings, resulting in both board and committee discussions and public disclosure, as appropriate. The Board of Directors is responsible for overseeing our General Partner’s management in the execution of its risk management responsibilities and for reviewing our approach to risk management. The Board of Directors administers this risk oversight function either through the full Board of Directors or through the audit committee, each of which examines various components of the risks to which we are exposed as part of its responsibilities. An overall review of risk is inherent in the Board of Director’s consideration of our long and short term strategies, acquisitions and significant financial matters. The audit committee oversees financial risks (including risks associated with accounting and financial reporting), legal and compliance risks and other risk management functions.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Board of Directors and conflicts committee are responsible for the review and approval of “related party transactions” between us and our directors, the executive officers of our General Partner, our General Partner, Capital Maritime or other related persons. Under SEC rules, a related person is a director, officer, nominee for director or 5% or greater unitholder since the beginning of our last fiscal year and their immediate family members. Each related party transaction is reviewed by the Board of Directors and, when such transaction is referred to it in accordance with the terms of our Limited Partnership Agreement, the conflicts committee before we enter into the transaction.

Managers- Capital-Executive Ship Management Corp. and Capital Gas Ship Management Corp.

Historically, we had three separate technical and commercial management agreements with Capital Ship Management Corp. (“Capital Ship Management”) for the management of our fleet: (i) the fixed fee management agreement, (ii) the floating fee management agreement and (iii), with respect to the vessels acquired as part of the merger with Crude Carriers, the Crude Carriers management agreement.

Capital Ship Management is a privately held company initially formed and controlled by Capital Maritime. In 2018, Capital Ship Management conducted a management buy-out led by its senior management. Since then, Capital Ship Management is no longer part of the group of companies controlled by Capital Maritime.

In August 2019, we completed the process of changing the manager of our container vessels from Capital Ship Management to Capital-Executive Ship Management Corp. (“Capital- Executive”), a privately held company ultimately controlled by Mr. Miltiadis E. Marinakis and in November, 2020, we completed the process of changing the manager of our Capesize bulk carrier vessel, the M/V Cape Agamemnon from Capital Ship Management to Capital-Executive.

During the year ended December 31, 2021, we acquired from CGC Operating Corp. (“CGC”), a privately held company jointly controlled 50% by Mr. Miltiadis Marinakis, the son of Mr. Evangelos M. Marinakis, who controls Capital GP L.L.C. (“CGP”), the shares of the companies owning the LNG/C Aristos I, the LNG/C Aristarchos, the LNG/C Attalos, the LNG/C Asklipios, the LNG/C Adamastos and the LNG/C Aristidis I. Each of these vessel owning companies entered into a floating fee management agreement with Capital Gas Ship Management Corp. (“Capital-Gas”, and together with Capital-Executive, the “Managers”), a privately held company ultimately controlled by Mr. Miltiadis Marinakis.

The agreements with Capital-Executive and Capital-Gas have the same terms and conditions of our floating fee management agreement with Capital Ship Management.

Under our management agreements with Capital-Executive and Capital Gas:

•	we pay our Manager a daily technical management fee per vessel, which is revised annually based on the United States Consumer Price Index;

•

we indemnify our Manager for expenses and liabilities it incurs on our behalf in the provision of the contracted for services, including, for example, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs; and

•	we bear all costs and expenses associated with a vessel’s drydocking.

For the years ended December 31, 2021, 2020 and 2019, management fees under the management agreements amounted to $5.9 million, $5.0 million and $3.9 million, respectively. We expect that vessels acquired in the future will be managed under similar floating fee management arrangements.

Other Related-Party Transactions

Transactions entered into after December 31, 2021

1. On June 6, 2022 , we entered into a Master Vessel Acquisition Agreement with Capital Maritime (the “Master Vessel Acquisition Agreement”), pursuant to which the Partnership has agreed to exercise its right of first offer and acquire one 174,000 cbm latest generation X-DF LNG/C and three 13,278 TEU hybrid scrubber-fitted Tier III and Phase III, dual fuel ready eco container sister vessels from Capital Maritime, for total consideration of $597.5 million.

Transactions entered into during the year ended December 31, 2021

1. Share Purchase Agreements with CGC for the Acquisition of the Companies Owning Six LNG Carriers and the CGC Seller’s Credit.

On August 31, 2021, CPLP agreed to acquire the shares of the companies owning three 174,000 CBM latest generation X-DF LNG carriers from CGC, a related party, for total consideration of $599.8 million comprised of (i) $147.1 million of cash on hand, (ii) the assumption of the $427.4 million of secured debt, (iii) the issuance of 1,153,846 (or $15.3 million in value) of new common units of CPLP at a premium to the trading unit price at the time of the agreement and (iv) $10.0 million of unsecured, interest free seller’s credit (the “CGC Seller’s Credit”). The three vessels are the LNG/C Aristos I, the LNG/C Aristarchos and the LNG/C Aristidis I. In connection with the acquisition of the LNG/C Aristos I and the LNG/C Aristarchos, the Partnership entered into the CGC Seller’s Credit, which is a seller’s credit agreement with CGC to defer $10.0 million of the purchase price for up to twelve months from the delivery of the vessels. The CGC Seller’s Credit is unsecured and interest free. Furthermore, on August 31, 2021, the Partnership secured an option, which was exercised on November 4, 2021, to acquire the shares of the companies owning an additional three X-DF LNG sister vessels for a total consideration of $623.0 million comprised of (i) 184.0 million of cash on hand and (ii) the assumption of the $439.0 million of secured debt. The three vessels are the LNG/C Attalos, the LNG/C Asklipios and the LNG/C Adamastos. On March 30, 2022, CGC transferred all 1,153,846 common units held by it to Capital Gas Corp. for no consideration. Mr. Miltiadis M. Marinakis beneficially owns 50% of CGC and the remaining 50% of CGC is beneficially owned by a U.S.-based financial sponsor. In connection with the transfer of common units from CGC to Capital Gas Corp., Capital Gas Corp. paid $9.0 million to the U.S.-based financial sponsor in exchange for its interest in the common units held by CGC. Mr. Miltiadis E. Marinakis beneficially owns of 100% of Capital Gas Corp.

2. Share Purchase Agreements for the Acquisition of the Companies Owning M/V Long Beach Express, M/V Seattle Express and the M/V Fos Express and the CMTC Seller’s Credit.

On January 27, 2021, we entered into three separate share purchase agreements with Capital Maritime for the acquisition of the shares of the companies owning the M/V Long Beach Express, M/V Seattle Express and the M/V Fos Express (three sister 5,100 TEU container vessels built in 2008 at Hanjin Heavy Industries, South Korea), for a consideration of $13.5 million each. The vessels were delivered to the Partnership on February 25, 2021. In connection with this acquisition, the Partnership entered into a seller’s credit agreement with Capital Maritime to defer $6.0 million of the purchase price for up to five years from the delivery of the vessels (the “CMTC Sellers’ Credit”). The CMTC Sellers’ Credit bears interest at a fixed rate of 5.0% per year.

3. Floating Rate Management Agreements with Capital Gas

On its acquisition date in 2021, each vessel-owning subsidiary of our six LNC/C vessels entered into a floating rate management agreement with Capital Gas, pursuant to which Capital Gas provides certain commercial and technical management services.

4. Floating Rate Management Agreement with Capital-Executive

In February 2021, each vessel-owning subsidiary of M/V Long Beach Express, M/V Seattle Express and the M/V Fos Express, entered into a floating rate management agreement with Capital-Executive, pursuant to which Capital-Executive provides certain commercial and technical management services.

Other transactions

Omnibus Agreement with Capital Maritime. On September 30, 2011, we entered into an amended and restated Omnibus Agreement with Capital Maritime, our General Partner and Capital Product Operating L.L.C., which governs the manner in which certain future tanker business opportunities will be offered by Capital Maritime to us (the “Omnibus Agreement”). The Omnibus Agreement does not apply to LNG, container and drybulk vessels which currently constitute the entirety of our fleet. Under the terms of the Omnibus Agreement, which continues to apply notwithstanding the change of ownership of our General Partner, Capital Maritime and its controlled affiliates (other than us, our General Partner and our subsidiaries) have agreed not to acquire, own or operate product or crude oil tankers with carrying capacity greater than or equal to 30,000 dwt under time or bareboat charters with a remaining duration (excluding any extension options) of at least 12 months (calculated by reference to the earliest of (a) the date the tanker to which such time or bareboat charter is attached is first acquired by Capital Maritime or any of its controlled affiliates and (b) the date on which a tanker owned by Capital Maritime or any of its controlled affiliates is put under such time or bareboat charter) without the consent of our General Partner or our Board of Directors or without first offering such tanker vessel to us. Similarly, we may not acquire, own or operate product or crude oil tankers with a carrying capacity under 30,000 dwt, other than vessels we had owned prior to the date of the Omnibus Agreement, without first offering such tanker vessel to Capital Maritime. Furthermore, we granted Capital Maritime a right of first offer on the disposal of product and crude oil tankers, whereas Capital Maritime granted us a right of first offer on any disposal or re-chartering of any product and crude oil tanker with a carrying capacity greater than or equal to 30,000 dwt owned or acquired by Capital Maritime or any of its controlled affiliates (other than us).

Administrative and executive services agreements. On April 4, 2007, we entered into an administrative services agreement with Capital Ship Management, pursuant to which the latter has agreed to provide certain administrative management services to the Partnership, such as accounting, auditing, legal, insurance, clerical and other administrative services. On the same date, we entered into an IT services agreement with Capital Ship Management pursuant to which Capital Ship Management provides IT management services to CPLP. In addition, we reimburse Capital Ship Management and our General Partner for reasonable and duly documented costs and expenses incurred in connection with the provision of these services pursuant to both agreements, amounting to $2,467.62 in 2021. In 2022, we amended the executive services agreement (the “Executive Services Agreement”) with our General Partner. Under the Executive Services Agreement, our General Partner provides certain executive officers services for the management of the Partnership’s business as well as investor relations and corporate support services to the Partnership, for a fee of US$2.0 million per annum. For the years ended December 31, 2021, 2020 and 2019, such fees amounted to $1,880,000.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of the record date, the beneficial ownership of our Common Units by each person we know beneficially owns more than 5.0% or more of our Common Units, and all of our directors, director nominees and the executive officers of our General Partner as a group. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power.

Name and Address of Beneficial Owner(1)	Number of Common Units Owned	Percentage of Total Common Units (excluding treasury units of 885,518)
Capital Maritime(2)	4,075,007	20.4%
Capital Gas Corp. (3)	1,153,846	5.8%
Donald Smith & Co., Inc. (4)	1,442,246	7.2%
Keith Forman	*	*
Gerasimos (Jerry) Kalogiratos	*	*
Nikolaos Kalapotharakos	*	*
Spyridon Leousis	*	*
Gurpal Grewal	*	*
Abel Rasterhoff	*	*
Eleni Tsoukala	*	*
Dimitris P. Christacopoulos	*	*
Rory Hussey	*	*
All executive officers and directors as a group (9 persons)	*	*

*	Less than 1%.
(1)	Except as otherwise indicated, the address of each beneficial owner is c/o Capital Product Partners L.P, 3 Iassonos Str., 18 537 Piraeus, Greece.
(2)

The Marinakis family, including Evangelos M. Marinakis, our former chairman, through its ownership of Capital Maritime may be deemed to beneficially own, or to have beneficially owned, all of our units held by Capital Maritime.

(3)	The Marinakis family, including Miltiadis E. Marinakis, through its ownership of the 100% of Capital Gas Corp., may be deemed to beneficially own all of our units held by Capital Gas Corp.
(4)

As reported in a Schedule 13G/A filed on February 7, 2022 by (i) Donald Smith & Co., Inc., a Delaware corporation (“DSCI”) and (ii) DSCO Value Fund, L.P., a Delaware limited partnership. According to the Schedule 13G, DSCI is an investment adviser, and the address of its principal office is 152 W 57 th Street, New York NY 10019. According to the Schedule 13G/A, the ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, common units, is vested in the institutional clients for which DSCI serves as investment advisor. DSCI does not serve as custodian of the assets of any of its clients and accordingly, in each instance only the client or the client’s custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, common units. According to the Schedule 13G/A, to the knowledge of DSCI, with respect to the common units reported in the Schedule 13G/A owned by advisory client of DSCI, not more than 5% of the common units is owned by any one client. With respect to the remaining common units owned, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common units. No one person’s interest in the common units is more than 5% of the total outstanding common units.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

As a foreign private issuer, Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), does not apply to our executive officers, directors or holders of 10% or more of our Common Units.

COMPENSATION OF MANAGEMENT AND DIRECTORS

Executive Compensation

The compensation of our General Partner’s Chief Executive Officer, Chief Financial Officer and Chief Commercial Officer (appointed on January 24, 2022) is set and paid by our General Partner, and we reimburse our General Partner for such costs and related expenses under relevant executive service agreements, as further described below. We do not have a retirement plan for our General Partner’s executive officers or directors. Officers, employees and affiliates of our General Partner may participate in employee benefit plans and arrangements sponsored by Capital Maritime, our General Partner or their affiliates, including plans that may be established in the future.

On April 29, 2008, our Board of Directors adopted an Omnibus Incentive Compensation Plan (the “Omnibus Plan”), according to which we were entitled to issue a limited number of awards to employees, consultants, officers, directors or affiliates, including the employees, consultants, officers or directors of our General Partner, Capital Ship Management, Capital Maritime and certain key affiliates and other eligible persons. The Omnibus Plan contemplated awards in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance units. As at December 31, 2018, all restricted units issuable under the Omnibus Plan had been issued, and all restricted units allocated under the Omnibus Plan had vested.

In July 2019, the board of directors adopted an amended and restated Omnibus Plan, so as to reserve for issuance a maximum number of 740,000 restricted common units. On the same day, the Partnership awarded 445,000 unvested units to employees and non-employees. The amended and restated plan is administered by our General Partner as authorized by our Board of Directors. Awards granted to certain employees and non-employees will vest in three equal installments. All awards under the amended Omnibus Plan are conditional upon the grantee’s continued service until the applicable vesting date.

In January 2022, the board of directors adopted an amended and restated Compensation Plan, so as to reserve for issuance a maximum number of 750,000 restricted common units. As a result the total number of restricted common units reserved is 1,045,000. On March 18, 2022, the Partnership awarded 653,000 unvested units to employees and non-employees. Awards granted to certain employees and non-employees would vest in three equal installments.

Director Compensation

Our directors receive compensation for their services as directors, as well as for serving in the role of committee chair, and have also received restricted units, all of which have now vested. For the year ended December 31, 2021, our directors, including our chairman, received an aggregate amount of $0.5 million in cash. In lieu of any other compensation, our chairman receives an annual fee for acting as a director and as the chairman of our Board of Directors. In addition, each director is reimbursed for out-of- pocket expenses in connection with attending meetings of the Board of Directors or committees and is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

Reimbursement of Expenses Incurred by Our General Partner

Our General Partner does not receive any management fee or other compensation for managing us. Our General Partner and its other affiliates are reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our General Partner. In 2021, these expenses for which our General Partner was reimbursed amounted to $2,467.62 .

Compensation Discussion and Analysis

As described above, we do not employ our own management. Instead, the officers of our General Partner are acting on our behalf, as agents of the Partnership.

Pursuant to the terms of the Executive Services Agreement, for each of the years ended December 31, 2021, 2020 and 2019 we paid our General Partner $1,880,000, as compensation for services related to the management of our business and affairs, including the appointment and performance of relevant duties of the chief executive officer, chief finance officer, and a number of additional officers. Officers, employees and affiliates of our General Partner may participate in employee benefit plans and arrangements sponsored by Capital Maritime, our General Partner or their affiliates, including plans that may be established in the future. Upon a “change of control” (as defined in the Executive Services Agreement) officers and consultants appointed by the General Partner may be entitled to certain compensation under their applicable employment or consultancy agreement if they resign within three years after the change of control pursuant to, and on terms consistent with, applicable provisions in their respective agreements. See above “Certain Relationships and Related Transactions—Other Related-Party Transactions— Administrative and executive services agreements”.

In determining the amount to be paid to our General Partner under the Executive Services Agreement, our Board of Directors considers the costs incurred and expected to be incurred by our General Partner in providing the services within industry standards.

From time to time, the Board of Directors also considers the appropriateness of granting to our directors and the executive officers and affiliates of our General Partner and Manager restricted units under our Omnibus Plan, subject to vesting requirements, in order to align the interest of our directors, executive officers and such key employees with those of our unitholders. In determining the amount of these grants, the Board of Directors considers the then-current market price of our Common Units, the aggregate holdings of our directors and of the management and key employees of our General Partner, Manager and their respective affiliates, the results of the Partnership’s operations for the year, and the contribution of the Board of Directors, the General Partner’s management and the Manager to the Partnership’s results.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The audit committee hereby reports as follows:

1.	The audit committee has reviewed and discussed the audited financial statements with our management.

2.

The audit committee has discussed with Deloitte Certified Public Accountants S.A., our independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 114 (The Auditor’s Communication With Those Charged With Governance), as may be amended or modified.

3.

The audit committee has received the written disclosures and the letter from Deloitte Certified Public Accountants S.A., required by PCAOB Ethics and Independence Rule 3526 (Communication with Audit Committees Concerning Independence), as may be modified or supplemented, and has discussed with Deloitte Certified Public Accountants S.A. their independence.

4.

Based on the review and discussions referred to in paragraphs (1) through (3) above, the audit committee recommended to our Board of Directors that the audited financial statements be included in our Annual Report on Form 20-F for the year ended December 31, 2021, for filing with the SEC.

THE AUDIT COMMITTEE

/s/ Dimitrios Christacopoulos

/s/ Rory Hussey

/s/Eleni Tsoukala

/s/Keith Forman

/s/Abel Rasterhoff

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2021 and 2020 was Deloitte Certified Public Accountants S.A. The following table shows the fees we paid or accrued for audit and tax services provided by Deloitte Certified Public Accountants S.A. for these periods (in thousands of U.S. Dollars).

Fees	2021	2020
Audit Fees (1)	$276.2	$267.6
Audit-Related Fees (2)	119.4	—
Tax Fees (3)	17.2	10.8

Total	$412.8	$278.4

(1)

Audit fees represent fees for professional services provided in connection with the audit of our financial statements, review of our quarterly consolidated financial information, audit services provided in connection with other regulatory filings, issuance of consents and assistance with and review of documents filed with the SEC.

(2)

Audit related fees represent compensation for professional services provided in connection with the review of the prospectus and related services for the public offering and listing on the Athens Stock Exchange of senior unsecured bonds by CPLP PLC.

(3)	Tax fees represent fees for professional services provided in connection with various U.S. income tax compliance and information reporting matters.

The audit committee of our Board of Directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre- approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre- approved all engagements and fees paid to our principal accountant in 2021 and 2020.

PROPOSAL 3: TO RATIFY THE APPOINTMENT OF OUR INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of the Partnership’s Board of Directors has appointed Deloitte Certified Public Accountants S.A. as the Partnership’s independent registered public accounting firm for the fiscal year ending December 31, 2022. Deloitte Certified Public Accountants S.A. audited the Partnership’s consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income, changes in partners’ capital, and cash flows for each of the three years ended December 31, 2021.

Unitholder approval is not required for the appointment of Deloitte Certified Public Accountants S.A. Nevertheless, the appointment is being submitted for ratification by the Limited Partners at the Annual Meeting. No determination has been made, however, as to what action the Board of Directors or the audit committee would take if the Limited Partners did not ratify this appointment.

A representative of Deloitte Certified Public Accountants S.A. is expected to be present at our Annual Meeting, will have the opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions from Limited Partners.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THE

PROPOSAL TO RATIFY THE APPOINTMENT OF OUR INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING

DECEMBER 31, 2022

HOUSEHOLDING OF ANNUAL DISCLOSURE DOCUMENTS

Unitholders sharing an address who are receiving multiple copies of our proxy materials, including the Proxy Statement, proxy card and Annual Report, may contact their broker, bank or other nominee if in the future they would like only a single copy of each document be mailed to all unitholders at the shared address. In addition, if you are the beneficial owner, but not the record holder, of Common Units, your broker, bank or other nominee may deliver only one copy of the proxy materials to multiple unitholders who share an address unless that nominee has received contrary instructions from one or more of the unitholders. We will deliver promptly, upon written or oral request, separate copies of the proxy materials to a unitholder at a shared address to which a single copy of the document was delivered. Unitholders who wish to receive separate copies of the proxy materials, now or in the future, should submit their request to us by phone at +30 210 458 4950 or by mail at 3 Iassonos Str., 18 537 Piraeus, Greece.

OTHER BUSINESS

The Board of Directors knows of no other business to be brought before the Annual Meeting. If, however, any other business should properly come before the Annual Meeting, the persons named in the accompanying proxy will vote proxies as in their discretion they may deem appropriate, unless they are directed by a proxy to do otherwise.

INFORMATION CONCERNING PROPOSALS BY LIMITED PARTNERS

Pursuant to Section 7.3 of our Limited Partnership Agreement, any Limited Partner or group of Limited Partners that beneficially owns 10% or more of the Outstanding Common Units (as defined in our Limited Partnership Agreement) shall be entitled to nominate one or more individuals to stand for election as elected directors at our 2023 Annual Meeting by providing written notice thereof to the Board of Directors. Such Limited Partners intending to nominate a nominee for our 2023 Annual Meeting of Limited Partners must deliver such notice in writing to our principal executive offices no earlier than May 27, 2023 and no later than June 26, 2023, or as otherwise announced by our Board of Directors; provided, however, that in the event that the date of the 2023 Annual Meeting is not publicly announced by the Partnership by mail, press release or otherwise more than 100 days prior to the date of such meeting, such notice, to be timely, must be delivered to the Board of Directors not later than the close of business on the tenth day following the date on which the date of the 2023 Annual Meeting is announced.

BY ORDER OF THE BOARD OF DIRECTORS

Gerasimos (Jerry) Kalogiratos
Director Chief Executive Officer of Capital GP L.L.C.

Piraeus, Greece,

August 12, 2022